Exhibit 99.4

CISCO SYSTEMS, INC.

RESTRICTED STOCK UNIT ASSUMPTION AGREEMENT

Dear                         :

As you know, on October 31, 2008, (the “Closing Date”) Cisco Systems, Inc. (“Cisco”) acquired Jabber.com, Inc. (“Jabber”) (the “Acquisition”) pursuant to the Agreement and Plan of Reorganization by and among Cisco Systems, Inc., Jakarta Acquisition Corp., Jabber and the Stockholders’ Agent dated as of September 18, 2008, as amended by the First Amendment to Agreement and Plan of Merger dated October 29, 2008, and the Second Amendment to Agreement and Plan of Merger dated October 31, 2008 (the “Merger Agreement”). On the Closing Date you held one or more outstanding restricted stock unit awards to acquire shares of Jabber common stock granted to you under the 2008 Equity Incentive Plan of Jabber (the “Plan”). Pursuant to the Merger Agreement, on the Closing Date, Cisco assumed all obligations of Jabber under your outstanding restricted stock unit award (or restricted stock unit awards). This Restricted Stock Unit Assumption Agreement (the “Agreement”) evidences the terms of Cisco’s assumption of a restricted stock unit award (or restricted stock unit awards) to acquire Jabber common stock granted to you under the Plan (the “Jabber RSU(s)”), and documented by a restricted stock unit agreement (or restricted stock unit agreements) and any amendment(s) and/or restricted stock unit assumption agreements entered into by and between you and Jabber (the “RSU Agreement(s)”), including the necessary adjustments for assumption of the Jabber RSU(s) that are required by the Acquisition.

The table below summarizes your Jabber RSU(s) immediately before and after the Acquisition:

JABBER RSU		ASSUMED RSU
Grant Date	No. of Jabber Shares	No. of Cisco Shares

The post-Acquisition adjustments are based on the exchange ratio of 0.1573298101 as determined in accordance with the terms of the Merger Agreement, and are intended to preserve immediately after the Acquisition the aggregate fair market value of the underlying shares immediately prior to the Acquisition. The number of shares of Cisco common stock subject to your assumed Jabber RSU(s) was determined by multiplying the Option Exchange Ratio by the number of shares remaining subject to your Jabber RSU(s) on the Closing Date and rounding the resulting product down to the next whole number of shares of Cisco common stock.

Unless the context otherwise requires, any references in either of the Plan and the RSU Agreement(s) to: (i) the “Company” or the “Corporation” means Cisco, (ii) “Stock,” “Common Stock” or “Shares” means shares of Cisco common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of Cisco and (iv) the “Committee” means the Compensation and Management Development Committee of the Board of Directors of Cisco. All references in the RSU Agreement(s) and the Plan relating to your status as an employee or consultant of Jabber will now refer to your status as an employee of Cisco or any present or future Cisco subsidiary.

The vesting commencement date, vesting schedule and expiration date of your assumed Jabber RSU(s) remain the same as set forth in the RSU Agreement(s) (in this respect, please note that any discussion of terms (including vesting acceleration) in any employment offer letter (whether from Cisco, Jabber, or any other related employer) is explanatory in nature and will not result in duplication of benefits (including vesting) with respect to your assumed Jabber RSU(s)) but with the number of shares subject to each vesting installment adjusted to reflect the effect of the Acquisition. Vesting of your assumed Jabber RSU(s) will be suspended during all leaves of absence in accordance with Cisco’s policies. All other provisions which govern either the settlement or the termination of your assumed Jabber RSU(s) remain the same as set forth in the RSU Agreement(s), and the provisions of the RSU Agreement(s) will govern and control your rights under this Agreement to acquire shares of Cisco common stock, except as expressly modified by this Agreement, the Merger Agreement or otherwise in connection with the Acquisition. Upon termination of your employment with Cisco, or any present or future Cisco subsidiary, your assumed Jabber RSU(s) will immediately expire.

Nothing in this Agreement or the RSU Agreement(s) interferes in any way with your right and your employer’s right, which rights are expressly reserved, to terminate your employment at any time for any reason. Future stock awards, if any, that you may receive from Cisco will be governed by the terms of the Cisco plan under which such stock awards are granted, and such terms may be different from the terms of your assumed Jabber RSU(s).

Until Cisco’s Stock Administration Department is in receipt of your understanding and acceptance of this Agreement (which can be accomplished electronically by following the instructions under the heading of Acknowledgment below) your Cisco account will not be activated and your assumed Jabber RSU(s) will not be released. If you have any questions regarding this Agreement or your assumed Jabber RSU(s), please contact ___________ at ________________.

CISCO SYSTEMS, INC.

By:	/s/ Mark Chandler
Mark Chandler
Corporate Secretary

ACKNOWLEDGMENT

                                 acknowledges that clicking on the I Agree button constitutes acceptance and agreement to be bound by the terms of this Agreement, as well as an understanding and agreement that all rights and liabilities with respect to the assumed Jabber RSU(s) listed on the table above are hereby assumed by Cisco and are as set forth in the RSU Agreement(s) for such assumed Jabber RSU(s), the Plan (as applicable) and this Restricted Stock Unit Assumption Agreement.

ATTACHMENTS

Exhibit A – Form S-8 Prospectus